As filed with the Securities and Exchange Commission on November 16, 2004

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

AmerUs Group Co.

(Name of Subject Company (issuer))

AmerUs Group Co.

(Name of Filing Person (offeror))

Optionally Convertible Equity-Linked Accreting Notes (OCEANs) due March 6, 2032
(Title of Class of Securities)

03072MAC2 and 03072MAD0
(CUSIP Number of Class of Securities)

Joseph K. Haggerty, Esq.
AmerUs Group Co.
699 Walnut Street
Des Moines, Iowa 50309-3948
(515) 362-3600
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With copies to:
Robert Evans III, Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10021

CALCULATION OF FILING FEE

Transaction Valuation (a)	Amount of Filing Fee (b)
up to $185,000,000 aggregate original principal amount	$37,750.00

(a)	Estimated solely for the purpose of determining the registration fee, the transaction value is based upon the book value of the securities to be received by the acquiring person computed as of the latest practicable date prior to the date of filing.

(b)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals one-fiftieth of one percent of the value of the securities proposed to be acquired by the acquiring person.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-I	☐	going-private transaction subject to Rule 13e-3
☒	issuer tender offer subject to Rule 13e-4	☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

     This Issuer Tender Offer Statement on Schedule TO relates to an offer by AmerUs Group Co., an Iowa corporation (the “Company”), to exchange (the “Exchange Offer”) $1,000 original principal amount of the Company’s Optionally Convertible Equity-Linked Accreting Notes (OCEANsSM) due March 6, 2032 (the “New OCEANs”) and an exchange fee of $2.50 for each $1,000 original principal amount of validly tendered and accepted outstanding Optionally Convertible Equity-Linked Accreting Notes (OCEANsSM) of the Company (the “Existing OCEANs”) upon the terms and subject to the conditions contained in the offering circular dated November 16, 2004 (as amended or supplemented from time to time, the “Offering Circular”), and the related Letter of Transmittal, which are incorporated herein by reference, and filed as exhibits to this Schedule TO. The Exchange Offer is being made by the Company pursuant to an exemption from registration under Section 3(a)(9) of the Securities Act of 1933, as amended.

     This Issuer Tender Offer Statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

Item 1. Summary Term Sheet.

     The information under the heading “Summary” in the Offering Circular is incorporated herein by reference in answer to Item 1 of this Issuer Tender Offer Statement on Schedule TO.

Item 2. Subject Company Information.

(a)     The name of the issuer is AmerUs Group Co., an Iowa corporation, and its principal executive office is located at 699 Walnut Street, Des Moines, Iowa 50309-3948. The issuer’s telephone number at such office is (515) 362-3600. The information set forth in the Offering Circular under the heading “Summary” is incorporated herein by reference in answer to Item 2(a) of this Issuer Tender Offer Statement on Schedule TO.

(b)     This Issuer Tender Offer Statement on Schedule TO relates to the Exchange Offer by the Company to exchange the New Oceans for a like original principal amount of the Existing OCEANs. On the date of the Offering Circular, there was $185,000,000 in aggregate original principal amount of Existing OCEANs issued and outstanding.

(c)     Trading Market and Price: The Existing OCEANs are not traded on any established market.

Item 3. Identity and Background of Filing Person.

     The information under the heading “Summary” in the Offering Circular is incorporated herein by reference in answer to Item 3 of this Issuer Tender Offer Statement on Schedule TO. The Company is the filing person.

Item 4. Terms of the Transaction.

     The information under the headings “Summary-New OCEANs,” “The Exchange Offer,” “Description of the New OCEANs” and “Material U.S. Federal Income Tax Considerations” in the Offering Circular is incorporated herein by reference in partial answer to Item 4 of this Issuer Tender Offer Statement on Schedule TO. No Existing OCEANs are to be purchased from any officer, director or affiliate of the Company.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

     None.

Item 6. Purposes of the Transaction and Plans or Proposals.

     The information under the headings “The Exchange Offer” and “Description of the New OCEANs” in the Offering Circular is incorporated herein by reference in answer to Item 6 of this Issuer Tender Offer Statement on Schedule TO.

Item 7. Source and Amount of Funds or Other Consideration.

     The information under the heading “The Exchange Offer” in the Offering Circular is incorporated herein by reference in answer to Item 7 of this Issuer Tender Offer Statement on Schedule TO. The exchange fee will by paid from the Company’s working capital.

Item 8. Interest in Securities of the Subject Company.

     None.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

     None.

Item 10. Financial Statements.

     (a)     Financial Statements.

     The information on pages F-1 through F-59 and S-1 through S-11 in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003 is incorporated herein by reference in partial answer to Item 10 of this Issuer Tender Offer Statement on Schedule TO. The information on pages 4 through 10 and Exhibit 12 of the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 is incorporated herein by reference in partial answer to Item 10 of this Issuer Tender Offer Statement on Schedule TO. At September 30, 2004, the Company’s book value per share was $39.87.

     (b)     Pro Forma Information.

               Not applicable.

Item 11. Additional Information.

     None.

Item 12. Exhibits.

Exhibit No.	Description
(a)(1)(i)	Offering Circular
(a)(l)(ii)	Form of Letter of Transmittal
(a)(1)(iii)	Notice of Guaranteed Delivery
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees
(a)(1)(v)	Form of Letter to Clients
(a)(1)(vi)	Press Release dated November 16, 2004
(a)(2)	None
(a)(3)	None
(a)(4)	None
(a)(5)	None
(b)	None
(d)	None
(g)	None
(h)	None

Item 13. Information required by Schedule 13E-3.

     Not applicable.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AmerUs Group Co.
	By:	/s/ Melinda S. Urion
		Name:	Melinda S. Urion
Dated: November 16, 2004		Title:	Executive Vice President, Chief Financial Officer & Treasurer